UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2016

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter Results and Declares Quarterly Dividend,” dated May 4, 2016.

Exhibit

1.	Press Release dated May 4, 2016

Textainer Group Holdings Limited

Reports First-Quarter Results

and Declares Quarterly Dividend

HAMILTON, Bermuda – (BUSINESS WIRE) –May 4, 2016 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers based on fleet size, reported first-quarter results.

Financial and Business Highlights

•	Lease rental income of $122.1 million for the quarter, a decrease of 5.6 percent from the prior year quarter;

•	Net loss attributable to Textainer Group Holdings Limited common shareholders of $3.4 million for the quarter, or $0.06 per diluted common share;

•	Adjusted net income(1) of $6.4 million for the quarter, or $0.11 per diluted common share;

•	During the quarter we recorded $17.3 million of non-cash container impairments to write down our inventory of containers that are pending disposal. Excluding these impairments, adjusted net income would have been $23.7 million, or $0.42 per diluted share;

•	Adjusted EBITDA(1) of $96.5 million for the quarter;

•	Net cash provided by operating activities of $70.6 million for the quarter;

•	Utilization remained at high levels, averaging 94.6 percent for the quarter and is currently at 94.1 percent;

•	Continued expansion with $228.3 million of capex invested year-to-date in 2016, of which one-third was attributable to the purchase of leases from a financial investor; and

•	A quarterly dividend of $0.24 per share was declared.

“The container leasing industry was affected by two primary factors last year: slower than expected trade growth and falling steel prices. Growth in trade last year was estimated at less than 1%, below estimated GDP growth of 3.1%. Steel prices declined last year by approximately 40%. These factors have largely continued into 2016 leading to limited demand for containers and a further decline in new and used container prices during the first quarter of 2016”, stated Philip K. Brewer, President and Chief Executive Officer of Textainer Group Holdings Limited.

“Continued low new container prices mean rental rates and used container prices have remained under pressure. Low used container prices were a major reason for the decline in our income from operations, as they underlie the $17.3 million of impairments we recognized as we put containers to disposal or marked down containers that were already designated for sale but had not yet been sold. Notwithstanding low sales prices, we sell containers when our models indicate a sale is the right economic decision instead of maintaining them in our fleet and incurring storage costs”.

“Our utilization remained resilient. It currently stands at 94.1%, a decline of only 0.5 percentage points since the beginning of the year. The relative strength of our utilization is due to many factors: 84% of our fleet is subject to long-term and finance leases only 8.5% of which mature in 2016, the structure of our leases require a majority of containers to be returned in Asia, and our disposal policy. Furthermore, although lease rental income declined from the year ago quarter, it declined far less than the drop in new container rental rates even though our fleet shrank by 2.4% over the same period largely due to the long-term nature of our fleet”.

“We started 2016 off strongly with $228.3 million of capex invested year-to-date. Approximately one third of this amount was invested to purchase outstanding leases and containers from a financial investor that decided to exit container leasing. We view consolidations among lessors and the exit of other market participants as positive for market stability and pricing discipline and as an opportunity for investment,” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q1 QTD
	2016	2015	% Change
Total revenues	$128,914	$139,151	-7.4%
Income from operations	$29,730	$66,083	-55.0%
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	($3,394)	$35,305	-109.6%
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	($0.06)	$0.62	-109.7%
Adjusted net income(1)	$6,365	$40,548	-84.3%
Adjusted net income per diluted common share(1)	$0.11	$0.71	-84.5%
Adjusted EBITDA(1)	$96,529	$110,819	-12.9%
Net cash provided by operating activities	$70,584	$88,973	-20.7%
Average fleet utilization	94.6%	97.6%	-3.1%
Total fleet size at end of period (TEU)	3,164,719	3,244,162	-2.4%
Owned percentage of total fleet at end of period	80.6%	79.2%	1.8%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized losses on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense and net (loss) income attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net (loss) income attributable to

Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses on interest rate swaps, collars and caps, net, income tax expense, net (loss) income attributable to the NCI, depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net (loss) income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

First-Quarter Results

Textainer’s first quarter results were adversely impacted by an increase in container impairments due to a decrease in used container prices and an increase in the volume of containers designated for disposal, an increase in depreciation expense due to the impact of the reduction of the 4H container residual value in 2015 and an increase in the size of our owned fleet, a decrease in lease rental income due to a decrease in rental rates and lower utilization, and an increase in direct container expense, primarily due to an increase in storage costs resulting from lower utilization.

Dividend

On April 28, 2016, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on Textainer’s issued and outstanding common shares, payable on May 25, 2016 to shareholders of record as of May 16, 2016. Based on the information available today, we believe this distribution will qualify as a return of capital rather than a taxable dividend for U.S. tax purposes. Investors should consult with a tax adviser to determine the proper tax treatment of this distribution.

“We remain confident in our ability to generate strong cash flow during these challenging market conditions given the long-term structure of our fleet and the maximum level of lease maturities in any one year is less than 8% of our total fleet. As a result, we have maintained the dividend at $0.24 per share in spite of our lower adjusted net income. Excluding non-cash items, such as depreciation, impairments, long-term incentive pay and unrealized losses on interest rate swaps, from our adjusted EPS, our dividend represents 19% of our cash provided by operating activities, consistent with the prior two quarters,” stated Mr. Brewer.

Outlook

“We are starting to see some bright spots. Trade is projected to grow 1.5%-2.5% in 2016, an improvement over 2015. Demand for containers, which was low through the Lunar New Year, increased over the last two months above the levels we saw last year with a noticeable jump in April,” continued Mr. Brewer.

“The price of steel has increased and we understand new container prices have risen by $150 or more over the last few weeks. While it is too early to conclude whether this price trend will continue over the short term, we believe both new and used container prices will increase over the medium term”.

“It is also worth noting that new container factory inventory has declined to 690,000 TEU and total output could total less than two million TEU this year. With disposals likely to exceed 1.5 million TEU, minimal growth in the world’s container fleet is expected. Any improvement in trade and container demand is likely to lead to higher container prices and rental rates”.

“Notwithstanding these positive signs, we expect market conditions during 2016 to remain challenging. The impact of low new and used container prices and rate reductions from the repricing of maturing leases will continue to be felt. Historically low freight rates have led to increased credit risk and two major Asian shipping lines have entered into restructuring negotiations with their creditors. However, container supply remains under control. When trade and demand rebound the impact could be felt quickly. With our low leverage and solid cash flow, we are well positioned to act”.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Wednesday, May 4, 2016 to discuss Textainer’s first quarter 2016 results. An archive of the Webcast will be available one hour after the live call through May 3, 2017. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 42325112. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers based on fleet size with a total of 2.1 million containers representing 3.2 million TEU in our owned and managed fleet. We lease containers to approximately 350 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 100,000 containers per year for the last five years to more than 1,200 customers making us the largest seller of used containers. Textainer operates via a network of 14 offices and approximately 500 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that both new and used container prices will increase over the medium term; (ii) Textainer’s belief that container factory output could total less than two million TEU this year; (iii) Textainer’s belief that with disposals likely to exceed 1.5 million TEU, minimal growth in the world’s container fleet is expected; (iv) Textainer’s belief that any improvement in trade and container demand is likely to lead to higher container prices and rental rates; (v) Textainer’s expectation that market conditions during 2016 will continue to remain challenging; (vi) Textainer’s belief that the impact of low new and used container prices and rate reductions from the repricing of maturing leases will continue to be felt; (vii) Textainer’s belief that container supply remains under control and that when trade and demand rebound the impact could be felt quickly; and (viii) Textainer’s belief that with its low leverage and solid cash flow, it is well positioned to act. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand were to decrease due to increased barriers to trade or political or economic factors, or for other reasons, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2016.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three months ended March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2016		2015
Revenues:
Lease rental income		$122,050		$129,246
Management fees		3,344		4,017
Trading container sales proceeds		1,902		4,832
Gains on sale of containers, net		1,618		1,056

Total revenues		128,914		139,151

Operating expenses:
Direct container expense		14,629		9,204
Cost of trading containers sold		2,644		4,692
Depreciation expense		52,549		43,799
Container impairment		17,292		3,170
Amortization expense		1,374		1,167
General and administrative expense		7,166		7,220
Short-term incentive compensation expense		773		719
Long-term incentive compensation expense		1,608		1,671
Bad debt expense, net		1,149		1,426

Total operating expenses		99,184		73,068

Income from operations		29,730		66,083

Other (expense) income:
Interest expense		(19,965)		(19,395)
Interest income		76		39
Realized losses on interest rate swaps, collars and caps, net		(2,353)		(2,866)
Unrealized losses on interest rate swaps, collars and caps, net		(11,177)		(6,001)
Other, net		(8)		—

Net other expense		(33,427)		(28,223)

(Loss) income before income tax and noncontrolling interests		(3,697)		37,860
Income tax expense		(20)		(1,484)

Net (loss) income		(3,717)		36,376
Less: Net loss (income) attributable to the noncontrolling interests	323		(1,071)

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(3,394)		$35,305

Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$(0.06)		$0.62
Diluted	$(0.06)		$0.62
Weighted average shares outstanding (in thousands):
Basic	56,570		56,980
Diluted	56,570		57,173
Other comprehensive (loss) income:
Foreign currency translation adjustments		(113)		(115)

Comprehensive (loss) income		(3,830)		36,261
Comprehensive (loss) income attributable to the noncontrolling interests		323		(1,071)

Comprehensive (loss) income attributable to Textainr Group Holdings Limited common shareholders		$(3,507)		$35,190

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

March 31, 2016 and December 31, 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015
Assets
Current assets:
Cash and cash equivalents	$115,646	$115,594
Accounts receivable, net of allowance for doubtful accounts of $14,819 and $14,053 in 2016 and 2015, respectively	93,455	88,370
Net investment in direct financing and sales-type leases	96,691	87,706
Trading containers	5,282	4,831
Containers held for sale	41,317	43,245
Prepaid expenses and other current assets	8,513	8,385
Insurance receivable	12,275	11,435
Due from affiliates, net	691	514

Total current assets	373,870	360,080
Restricted cash	35,183	33,917
Containers, net of accumulated depreciation of $850,244 and $810,393 at 2016 and 2015, respectively	3,649,698	3,698,011
Net investment in direct financing and sales-type leases	284,728	243,428
Fixed assets, net of accumulated depreciation of $9,972 and $9,836 at 2016 and 2015, respectively	1,801	1,663
Intangible assets, net of accumulated amortization of $37,082 and $35,709 at 2016 and 2015, respectively	18,876	20,250
Interest rate swaps, collars and caps	21	814
Deferred taxes	1,825	1,203
Other assets	6,806	6,988

Total assets	$4,372,808	$4,366,354

Liabilities and Equity
Current liabilities:
Accounts payable	$8,757	$10,477
Accrued expenses	6,755	6,816
Container contracts payable	20,051	41,356
Other liabilities	285	291
Due to owners, net	9,793	11,806
Term loan	31,117	31,097
Bonds payable	58,853	58,788

Total current liabilities	135,611	160,631
Revolving credit facilities	1,105,795	1,013,252
Secured debt facilities	1,030,712	1,062,539
Term loan	393,715	403,500
Bonds payable	419,729	434,472
Interest rate swaps, collars and caps	13,796	3,412
Income tax payable	8,799	8,678
Deferred taxes	10,924	10,420
Other liabilities	2,457	2,523

Total liabilities	3,121,538	3,099,427

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 57,200,764 shares issued and 56,570,764 shares outstanding at 2016; 57,163,095 shares issued and 56,533,095 shares outstanding at 2015	572	572
Additional paid-in capital	386,673	385,020
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Accumulated other comprehensive income	(396)	(283)
Retained earnings	809,640	826,515

Total Textainer Group Holdings Limited shareholders’ equity	1,187,340	1,202,675
Noncontrolling interest	63,930	64,252

Total equity	1,251,270	1,266,927

Total liabilities and equity	$4,372,808	$4,366,354

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Three months ended March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2016	2015
Cash flows from operating activities:
Net (loss) income	$(3,717)	$36,376

Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation expense	52,549	43,799
Container impairment	17,292	3,170
Bad debt expense, net	1,149	1,426
Unrealized losses on interest rate swaps, collars and caps, net	11,177	6,001
Amortization of debt issuance costs and accretion of bond discount	1,886	2,226
Amortization of intangible assets	1,374	1,167
Gains on sale of containers, net	(1,618)	(1,056)
Share-based compensation expense	1,763	1,806
Changes in operating assets and liabilities	(11,271)	(5,942)

Total adjustments	74,301	52,597

Net cash provided by operating activities	70,584	88,973

Cash flows from investing activities:
Purchase of containers and fixed assets	(144,699)	(189,531)
Proceeds from sale of containers and fixed assets	32,291	29,110
Receipt of payments on direct financing and sales-type leases, net of income earned	22,460	22,753

Net cash used in investing activities	(89,948)	(137,668)

Cash flows from financing activities:
Proceeds from revolving credit facilities	110,000	76,411
Principal payments on revolving credit facilities	(17,857)	(110,963)
Proceeds from secured debt facilities	—	120,000
Principal payments on secured debt facilities	(32,800)	(1,500)
Principal payments on term loan	(9,900)	(9,900)
Principal payments on bonds payable	(15,058)	(15,058)
(Increase) decrease in restricted cash	(1,266)	9,533
Debt issuance costs	—	(1,166)
Issuance of common shares upon exercise of share options	—	62
Net tax benefit from share-based compensation awards	(109)	83
Capital contributions from noncontrolling interests	—	1,851
Dividends paid	(13,481)	(26,780)

Net cash provided by financing activities	19,529	42,573

Effect of exchange rate changes	(113)	(115)

Net increase (decrease) in cash and cash equivalents	52	(6,237)
Cash and cash equivalents, beginning of the year	115,594	107,067

Cash and cash equivalents, end of the period	$115,646	$100,830

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months Ended March 31, 2016 and 2015

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months March 31, 2016 and 2015, including:

(a)	net (loss) income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses on interest rate swaps, collars and caps, net, income tax expense, net (loss) income attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net (loss) income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net (loss) income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net (loss) income attributable to the NCI); and

(d)	net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net (loss) income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net (loss) income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized losses on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended
	March 31,
	2016	2015
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted net income:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(3,394)	$35,305
Adjustments:
Write-off of unamortized debt issuance costs	—	298
Unrealized losses on interest rate swaps, collars and caps, net	11,177	6,001
Impact of reconciling items on income tax expense	(205)	(262)
Impact of reconciling item on net (loss) income attributable to the noncontrolling interests	(1,213)	(794)

Adjusted net income	$6,365	$40,548

Reconciliation of adjusted net income per diluted common share:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$(0.06)	$0.62
Adjustments:
Write-off of unamortized debt issuance costs	—	—
Unrealized losses on interest rate swaps, collars and caps, net	0.19	0.10
Impact of reconciling items on income tax expense	—	—
Impact of reconciling item on net (loss) income attributable to the noncontrolling interests	(0.02)	(0.01)

Adjusted net income per diluted common share	$0.11	$0.71

	Three Months Ended
	March 31,
	2016	2015
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net (loss) income attributable to Textainer Group Holdings Limited common shareholders	$(3,394)	$35,305
Adjustments:
Interest income	(76)	(39)
Interest expense	19,965	19,395
Realized losses on interest rate swaps, collars and caps, net	2,353	2,866
Unrealized losses on interest rate swaps, collars and caps, net	11,177	6,001
Income tax expense	20	1,484
Net (loss) income attributable to the noncontrolling interests	(323)	1,071
Depreciation expense	52,549	43,799
Container impairment	17,292	3,170
Amortization expense	1,374	1,167
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(4,408)	(3,400)

Adjusted EBITDA	$96,529	$110,819

Net cash provided by operating activities	$70,584	$88,973
Adjustments:
Bad debt expense, net	(1,149)	(1,426)
Amortization of debt issuance costs and accretion of bond discount	(1,886)	(2,226)
Gains on sale of containers, net	1,618	1,056
Share-based compensation expense	(1,763)	(1,806)
Interest income	(76)	(39)
Interest expense	19,965	19,395
Realized losses on interest rate swaps, collars and caps, net	2,353	2,866
Income tax expense	20	1,484
Changes in operating assets and liabilities	11,271	5,942
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(4,408)	(3,400)

Adjusted EBITDA	$96,529	$110,819

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2016

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer